VIA EDGAR	July 11, 2013

Ms. Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel, and Mining

Division of Corporate Finance

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

United States of America

Re:	Comment letter – AngloGold Ashanti Limited Annual Report on Form 20-F for the Year Ended December 31, 2012 filed on April 26, 2013 and Current Report on Form 6-K furnished on February 20, 2013 – File No. 001 - 14846

Response to the Securities and Exchange Commission comment letter dated June 25, 2013

Dear Ms. Jenkins,

We, AngloGold Ashanti Limited, a company incorporated under the laws of the Republic of South Africa (“AngloGold Ashanti”), are pleased to respond to the comments received from the Staff of the Securities and Exchange Commission (the “SEC”) in its comment letter dated June 25, 2013, with respect to our Annual Report on Form 20-F for the fiscal year ended December 31, 2012 (the “20-F”), as well as Form 6-K furnished on February 20, 2013 ( the “6-K”).

To facilitate the Staff’s review, we have reproduced the captions and numbered comments from the Staff’s comment letter in bold text below and have provided our responses immediately following the numbered comments.

As requested by the Staff, we acknowledge that:

•	AngloGold Ashanti is responsible for the adequacy and accuracy of the disclosure in its 20-F and 6-K;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the 20-F and 6-K; and

•	AngloGold Ashanti may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Directors:	TT Mboweni (Chairman) \ S Venkatakrishnan (British/Indian) (Chief Executive Officer) \ R N Duffy (Chief Financial Officer) \ R Gasant NP January-Bardill \ MJ Kirkwood (British) \ Prof LW Nkuhlu \ AM O’Neill (Australian) \ SM Pityana \ RJ Ruston (Australian)

Group General Counsel and Company Secretary: ME Sanz Perez

Form 20-F for the Year Ended December 31, 2012

Item 5A: Operating Results, page 123

Comparison of financial performance in 2012 with 2011, page 146

1.	We note your disclosure of changes in average gold spot price and production volume as factors that contributed to material changes in revenues over the reported periods. You also state changes in labor, fuel, contractor and other costs as factors that contributed to material changes in production costs. Please provide in future filings a discussion of segment results that describes and quantifies underlying material activities that affect revenue and costs between periods (e.g. provide a narrative discussion of the extent to which increases in revenues are attributable to increases in average gold price or to increases in the volume of gold sold). Please quantify, to the extent practicable, the effect of each causal factor that you cite for material changes in your financial statements. Your revised variance analysis should fully explain the changes between periods for each year presented. Please provide us with a draft of your proposed disclosures. Refer to Item 303 of Regulation S-K, SEC Release No. 33-8350 and FRR 501.04.

In response to the staff’s comment, in future Annual Reports on Form 20-F, beginning with its Annual Report on Form 20-F for the fiscal year ended December 31, 2013, AngloGold Ashanti will revise its management discussion and analysis, specifically Item 5A: Operating results, of its annual report on Form 20-F, to include the following analysis (presented as a comparison with the current disclosure).

Comparison of financial performance in 2012 with 2011

Revenues

Revenues from product sales and other income decreased by $214 million from $6,642 million in 2011 to $6,428 million in 2012, representing a 3 percent decrease over the period. This decrease was mainly due to the decrease in production ~~following~~ volume of 386,000 ounces, which resulted in a decrease in revenue of approximately $643 million, mainly as a result of the unprotected strike action at the South African operations. The decrease was partially offset by the increase in the average ~~spot~~ gold price ~~of gold~~ received. The average spot price of gold was $1,668 per ounce during 2012, $96 per ounce, or 6 percent, higher than $1,572 per ounce in 2011, which resulted in an increase in revenue of approximately $416 million.

Total revenues from the South African operations decreased by $540 million to $2,056 million from $2,596 million in 2011, mainly as a result of the decrease in production (1,213,000 ounces in 2012 compared to 1,624,000 ounces in 2011), which resulted in a decrease of revenue of approximately $686 million. The decrease in production was primarily due to ~~following~~ the unprotected strike action at our South African mines in 2012. This decrease was partially offset by the increase in the average spot price of gold, which resulted in an increase in revenue of approximately $156 million.

Total revenues from the Continental Africa operations increased by $88 million to $2,617 million from $2,529 million in 2011, mainly as a result of the increase in the average spot price of gold, which resulted in an increase in revenue of approximately $151 million. This increase was partially offset by the 48,000 attributable ounces decrease in production, primarily as a result of lower grades, which resulted in a decrease in revenue of approximately $80 million.

Total revenues from the Australian operation at Sunrise Dam increased from $389 million in 2011 to $430 million in 2012. The increase was mainly due to the increase in production, as operations recovered from flood related disruptions from the previous year, from 246,000 attributable ounces in 2011 to 258,000 attributable ounces in 2012, which resulted in an increase in revenue of approximately $20 million and the increase in the average spot price of gold, which resulted in an increase in revenue of approximately $24 million.

Total revenues from the Americas operations increased from $1,499 million in 2011 to $1,658 million in 2012 mainly as a result of the increase in the average spot price of gold, which resulted in an increase in revenue of approximately $86 million and an increase in gold produced from 891,000 attributable ounces in 2011 to 952,000 attributable ounces in 2012, which resulted in an increase in revenue of approximately $102 million. The increase in gold production was due to the 100 percent ownership of Serra Grande effective July 2012 and higher grades recovered.

Production costs

Production costs increased from $2,977 million in 2011 to $3,183 million in 2012, which represents a $206 million, or 7 percent increase. The increase was primarily due to an increase in operational costs including labor, consumables and fuel.

Labor costs increased from $1,143 million in 2011 to $1,207 million in 2012, which represents a $64 million, or 6 percent, increase. In particular, labor costs in Argentina, Brazil, Obuasi in Ghana and Siguiri in Guinea contributed to higher production costs. The increase in labor costs was primarily a result of annual salary increases. Service related costs for the Group increased, mainly due to consultancy costs for capacity building projects and cost saving initiatives, from $300 million in 2011 to $391 million in 2012, which represents a $91 million, or 30 percent, increase. In particular, increased service related costs in Obuasi in Ghana, South Africa, Córrego do Sítio Mineração in Brazil and Cerro Vanguardia in Argentina~~, contractor costs at Sunrise Dam in Australia and Geita in Tanzania and labor costs in Argentina, Brazil, Obuasi in Ghana and Siguiri in Guinea~~ contributed to higher production costs.

Contractor costs for the Group increased from $498 million in 2011 to $559 million in 2012, which represents a $61 million, or 12 percent, increase. In particular, contractor costs at Sunrise Dam in Australia and Geita in Tanzania contributed to higher production costs. The increase in contractor costs was primarily a result of annual salary increases. Fuel costs for the Group increased from $275 million in 2011 to $311 million in 2012, which represents a $36 million, or 13 percent, increase and electricity costs for the Group increased from $310 million in 2011 to $343 million in 2012, which represents a $33 million, or 11 percent, increase. In particular, fuel costs increased at Geita in Tanzania, Siguiri in Guinea and Navachab in Namibia and electricity costs increased in South Africa and Obuasi in Ghana. The increase in electricity costs and fuel costs was primarily a result of increased tariffs and increased hauling distances from satellite pits, respectively.

These increases were partially offset by the $30 million recovery from settled insurance claims during the third quarter of 2012 for the reimbursement of costs relating to the pitwall failure at Sunrise Dam (Australia) during 2011 and by the weakening of local currencies against the US dollar.

Notes to the Consolidated Financial Statements

4. Significant Accounting Policies

4.19 Product sales, page F-18

2.	We note that you produce and sell significant quantities of silver, uranium oxide and sulfuric acid as by-products. Tell us where these sales are included within your statement of operations. Please provide us with, and confirm you will disclose in future filings, your accounting policy for the sale of by-products and the amounts you recognized for each year presented.

In the course of processing gold ore mined, by-products such as silver, uranium oxide and sulfuric acid are produced at the Argentinean, South African and Brazilian operations. AngloGold Ashanti records the revenue from the sale of by-products as a reduction of “Production Costs” within the consolidated statement of income.

In response to the staff’s comment, in future Annual Reports on Form 20-F, beginning with its Annual Report on Form 20-F for the fiscal year ended December 31, 2013, AngloGold Ashanti will expand its “Product Sales” accounting policy on page F-18 to include the following sentence:

“Revenue from the sale of by-products is recognized as a reduction of production costs in the consolidated statement of income. By-product revenue amounted to $ [—] in 2013 (2012: $206m; 2011: $224m).”

20. Commitments and Contingencies, page F-58

3.	We note your disclosure that contingencies are an area that requires significant management estimates. We also note that amounts summarized represent possible losses for loss contingencies, where an estimate can be made. Please expand the disclosure on your policy for accounting for contingencies if there is a reasonable possibility that a loss has been incurred. See ASC 450-20-50-3.

AngloGold Ashanti respectfully refers the staff to page 155, 5B. Liquidity and Capital Resources – Critical Accounting Policies – Contingencies, of the Form 20-F for its policy in accounting for contingencies if there is a reasonable possibility that a loss has been incurred.

In response to the staffs comment, in future Annual Reports on Form 20-F, beginning with its Annual Report on Form 20-F for the fiscal year ended December 31, 2013, AngloGold Ashanti will include in its accounting policies in Note 4, Significant Accounting Policies, in the Notes to the Consolidated Financial Statements included in its Form 20-F the following:

“Contingencies

Contingencies are uncertain and unresolved matters that arise in the ordinary course of business and result from events that have the potential to result in a future loss. Such contingencies include, but are not limited to environmental obligations, litigation, regulatory proceedings, tax matters and losses resulting from other events and developments.

Firstly, when a loss is considered probable and reasonably estimable, a liability is recorded in the amount of the best estimate for the ultimate loss. The likelihood of a loss with respect to a contingency can be difficult to predict and determining a meaningful estimate of the loss or a range of loss may not always be practicable based on the information available at the time and the potential effect of future events and decisions by third parties that will determine the ultimate resolution of the contingency. It is not uncommon for such matters to be resolved over many years, during which time relevant developments and new information is continuously evaluated to determine both the likelihood of any potential loss and whether it is possible to reasonably estimate a range of possible losses. When a loss is probable but a reasonable estimate cannot be made, disclosure is provided.

Secondly, disclosure is also provided when it is reasonably possible that a loss will be incurred or when it is reasonably possible that amount of a loss will exceed the recorded provision.”

Form 6-K furnished on February 20, 2013

Report for the Quarter and Year Ended 31 December 2012

4.	We note your disclosure that cash costs for 2012 were $862/oz and notional cash expenditure (including sustaining capital) was $1,115/oz, and $1,390/oz (if one were to include all project capital expenditure and new investment/projects). These notional cash expenditure metrics appear to be new non-GAAP financial measures in your report for the quarter and year ended December 31, 2012. Please tell us how you defined these measures, identify the specific adjusting items that are included and excluded from your computation of these measures, and tell us how you computed the adjustments if they were not taken from the financial statements.

AngloGold disclosed two “Notional Cash Expenditure” (NCE) non-GAAP financial measures in its Current Report on
Form 6-K furnished to the SEC on February 20, 2013, Report for the Quarter and Year Ended 31 December 2012 (Form 6-K). The first NCE measure is total cash costs plus sustaining capital. The second NCE measure is total cash costs plus all capital expenditure. NCE per ounce are the NCE measures on an attributable basis divided by the attributable ounces of gold produced.

Total cash costs include site costs for all mining, processing and administration, reduced by contributions from by-products and are inclusive of royalties and production taxes. Depreciation, depletion and amortization, rehabilitation, corporate administration, employee severance costs, capital and exploration costs are excluded.

Sustaining capital is defined as Total Capital Expenditure less any capital expenditure that relates to project capital expenditure and new investment/projects at all of our mines, whether they are in production or development stage.

A detailed calculation of the total cash costs of $862/oz is set out in Form 6-K in note D on page 31. Total cash costs of $862/oz plus sustaining capital of $253/oz and total cash costs of $862/oz plus total attributable capital expenditure of $528/oz are calculated as follows:

Total attributable gold produced	A	Koz	3,944

Total cash costs (adjusted for non-controlling interests and non-gold producing companies) per Form 6K page 31 note D	B	$million	3,398
Sustaining capital	C	$million	1,000

Total cash costs and sustaining capital	B + C = D	$million	4,398

Project capital expenditure and new investment/projects	E	$million	1,082

Total cash costs and sustaining capital and project capital expenditure and new investment/projects	D + E =F	$million	5,480

Total cash costs per ounce	B/A	$/oz	862
Total cash costs and sustaining capital	D/A	$/oz	1,115
Total cash costs, sustaining capital and project capital expenditure and new investment/projects	F/A	$/oz	1,390

Total attributable capital expenditure can be reconciled to the IFRS financial statements included in Form 6-K as follows:

2012 $million
Total capital expenditure per statement of cash flows	1,758
Expenditures on intangible assets per statement of cash flows	79
Capitalized lease assets	14
Equity accounted investments not included above	303

Total capital expenditure	2,154

Less: Non-controlling interest	72

Total attributable capital expenditure	2,082

Split into:
Sustaining capital	1,000
Project capital expenditure	1,082

2,082

The Company believes that current non-GAAP operating measures commonly used in the gold industry do not capture all of the sustaining activities incurred in order to produce gold. Similarly, they do not reflect all of the activities that would be included in the valuation of a gold mining company.

For these reasons, the Company is working with the members of the World Gold Council (“WGC”) to define an all inclusive non-GAAP sustaining cash costs measure that better represents the total costs associated with producing gold. We believe this measure will better meet the needs of analysts, investors and other stakeholders of the Company in assessing its operating performance, its ability to generate free cash flow from current operations and its overall value. The WGC project to define all inclusive sustaining cash costs is on-going and a final standard was issued in June 2013 effective from January 1, 2014. We anticipate adopting the WGC framework in 2014 and will thus conform our disclosure of all inclusive sustaining cash costs to the measure that is ultimately approved by the WGC.

General

As customary, we have discussed the contents of our response with our auditors, Ernst & Young Inc., South Africa.

If you have any questions, please contact me at +27 11 637 6902 or Mr. Lance Tomlinson of Ernst & Young Inc. at +27 11 772 3547.

Yours sincerely,

/s/ Richard N. Duffy

Richard N. Duffy
Chief Financial Officer
AngloGold Ashanti Limited

cc:

Mr. Lance Tomlinson, Ernst & Young Inc., Wanderers Office Park, 52 Corlett Drive, Illovo, Johannesburg, South Africa

Mr. George Stephanakis, Cravath, Swaine & Moore LLP, CityPoint, One Ropemaker Street, London EC2Y 9HR, United Kingdom

Ms. Maria Sanz, Group General Counsel and Company Secretary, AngloGold Ashanti Limited, 76 Jeppe Street, Johannesburg, South Africa

Mr. John Staples, Chief Accounting Officer, AngloGold Ashanti Limited, 76 Jeppe Street, Johannesburg, South Africa